UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   BACHAND, CHARLES J.
   22 HIGHFIELD ROAD


   SKILLMAN, NJ  08558
2. Issuer Name and Ticker or Trading Symbol
   Highlands Insurance Group, Inc. (HIC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VICE PRESIDENT
   & TREASURER
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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Common Stock                                                                                     477.97         D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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10% Convertible Subordinated   $16.16                                                                     01/23/97     12/31/05
Debenture
10% Convertible Subordinated   $16.16                                                                     01/23/97     12/31/05
Debenture, Series 2
Common Stock Subscription      $14.69                                                                     01/23/96     12/31/05
Warrant, Series A
Common Stock Subscription      $14.69                                                                     01/23/96     12/31/05
Warrant, Series A-2
Common Stock Subscription      $14.69
Warrant, Series B
Common Stock Subscription      $14.69
Warrant, Series B-2
Incentive Stock Option (right  $9.50           09/10/99       J         1,000.00                          09/10/00     09/10/09
to buy)
Incentive Stock Option (right  $12.81                                                                     02/16/00     02/16/09
to buy)
Non-Qualified Stock Option     $14.69                                                                     01/11/97     01/11/06
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

10% Convertible Subordinated             Common Stock                   11,757.00                 11,757.00     D   Direct
Debenture
10% Convertible Subordinated             Common Stock                   11,757.00                 11,757.00     D   Direct
Debenture, Series 2
Common Stock Subscription                Common Stock                   12,003.00                 12,003.00     D   Direct
Warrant, Series A
Common Stock Subscription                Common Stock                   12,003.00                 12,003.00     D   Direct
Warrant, Series A-2
Common Stock Subscription                Common Stock                   3,159.00                  3,159.00      D   Direct
Warrant, Series B
Common Stock Subscription                Common Stock                   3,159.00                  3,159.00      D   Direct
Warrant, Series B-2
Incentive Stock Option (right  09/10/99  Common Stock                   1,000.00                  1,000.00      D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   5,000.00                  5,000.00      D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   20,000.00                 20,000.00     D   Direct
(right to buy)

Explanation of Responses:

-
Form 5 filed to report 1,000 Incentive Stock Options granted on 9/10/99 that were not reported on a Form 4 in 1999

SIGNATURE OF REPORTING PERSON
/S/ BACHAND, CHARLES J.
DATE